Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 4, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1040
                Zacks Indicator Defined Outcome Trust, Series 1
                       File Nos. 333-188046 and 811-03763
-------------------------------------------------------------------------------

Dear Mr. Bartz:

      This letter is in response to your comments in your letter dated May 17, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1040, filed on April 19, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks Indicator Defined Outcome Trust, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. In this section, please describe the types of securities in which the Trust will invest.

      Response: The following has been added to the end of the first paragraph:
"The trust may invest in the common stocks of U.S. and foreign companies, which may have small-, mid- and large-capitalizations." In addition, repetitive language in number 3 under "Security Selection" has been deleted.

Investment Summary -- Defined Outcome Trust

      2. This section states that the Trust will automatically liquidate once its net asset value reaches 15% above its deposit price, net of the 3% sales load. Please clarify in this section that the Trust will liquidate upon the sooner of (1) its 12 month scheduled termination, or (2) the attainment of this 15% net increase in net asset value. Please provide a similar disclosure in the Overview section.

      Response: The "Defined Outcome Trust" section has been revised to state:
The Defined Outcome Trust provides an inherent investment discipline by having a built-in trigger based on performance. This trust has a predetermined performance trigger that would automatically liquidate the trust's holdings once the per unit net asset value reaches or exceeds 15% above its initial net asset value as calculated on the date of deposit, net of the 2.95% upfront sales charge and other related investment expenses. The trust's net asset is calculated once daily at the end of the day. The liquidation proceeds will then be returned to all unitholders on the settlement date. This type of trust facilitates making strategies investible within an unit investment trust that are shorter term in opportunity. If the predetermined performance trigger is not met within approximately 12 months, the trust will terminate at that time by liquidating its holdings and returning the liquidation proceeds to the unitholders." Additionally, the related sentence in the "Overview" section has been revised to state: "The trust is scheduled to terminate at the earlier of
(1) approximately 12 months or (2) the per unit net asset value reaching or exceeding 15% above the initial net asset value as calculated on the date of deposit, net of the 2.95% upfront sales charge and other related investment expenses."

Investment Summary -- Future Trusts

      3. Disclosure in this section provides that the sponsor may create a future trust that follows the same investment strategy approximately three months after the Trust's date of deposit. Since the termination date of the Trust is uncertain, and could possibly occur in less than three months, please disclose in this section what happens if the Trust terminates prior to the availability of a future trust. Also, please explain to us whether there will be any delay in reinvesting an investor's proceeds of liquidation in a future trust should the Trust attain a 15% net increase in net asset value.

      Response: This section has been deleted.

Investment Summary -- Principal Risks

      4. The fourth bullet point in this section states that the Trust invests in small- and mid-capitalization companies, while the fifth bullet point states that the Trust invests in ADRs and U.S. -listed foreign securities. Please disclose these types of investments in the discussions of the Trust's principal investment strategies.

      Response: Please see the answer to comment number 1.

Additional Revisions

      In addition to the above, some additional revisions were made to the prospectus. Please note that the investment objective has changed to state that "[t]he trust seeks to maximize total return through capital appreciation." Furthermore, the sales charge structure has been changed so that there is an upfront sales charge of 2.95% and no deferred sales charge or additional creation and development fee. Finally, predetermined trigger risk disclosures have been added.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren